RenovoRx, Inc.

2570 West El Camino Real, Suite 640

Mountain View, California 94040

October 16, 2026

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Daniel Crawford

Re:	RenovoRx, Inc.
Application For Withdrawal on Form RW for
Registration Statement on Form S-3
File No. 333-291547

Dear Mr. Crawford:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), RenovoRx, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-3 (File No. 333-291547), together with the exhibits thereto, which was filed initially filed with the Commission on November 14, 2025 (the “Registration Statement”), as of the date hereof or at the earliest practicable date hereafter.

The Registration Statement was never declared effective, and no securities were sold in connection with the offering contemplated in the Registration Statement. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for the filing of any future registration statements.

If you have any questions regarding this request, please contact our counsel Lawrence A. Rosenbloom of Ellenoff, Grossman & Schole LLP at (212) 370-1300.

Very truly yours,

/s/ Mark Voll
Mark Voll
Chief Financial Officer

cc: Lawrence A. Rosenbloom, Ellenoff Grossman & Schole LLP